KIRKLAND LAKE GOLD REPORTS RECORD EARNINGS AND CASH FLOW IN Q4 AND FULL-YEAR 2018

Toronto, Ontario - February 21, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the fourth quarter (“Q4 2018”) and full-year 2018 (“2018”). For both periods, the Company achieved record levels of earnings and cash flows, driven by strong production growth and its best ever quarterly and annual unit-cost performance. The Company’s consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of Q4 2018 results include:

•
Strong earnings growth: Net earnings of $106.5 million ($0.51 per basic share) increased 160% from Q4 2017 and 91% from third quarter 2018 (“Q3 2018”); adjusted net earnings[1] of $109.6 million ($0.52/share), 73% growth from Q4 2017 and 79% increase from Q3 2018

•	Operating cash flow more than doubles: Net cash provided by operating activities[3] of $204.1 million, 113% growth from Q4 2017 and 59% higher than $128.4 million in Q3 2018

•	Free cash flow[1] increases 69%: Free cash flow of $86.4 million, 69% increase from Q4 2017 and 66% higher than previous quarter

•
Revenue growth driven by record gold sales: Revenue of $280.3 million, 32% increase from Q4 2017 and 26% higher than Q3 2018; record gold sales of 225,692 ounces, 36% higher than Q4 2017 and 22% increase from previous quarter

•	Significant growth in EBITDA[1,2,3]: EBITDA of $187.8 million, 97% higher than Q4 2017 and 57% increase from Q3 2018

•	Record operating results

◦	Production of 231,217 ounces, 39% increase from Q4 2017 and 28% higher than previous quarterly record of 180,155 ounces in Q3 2018

◦	Production costs of $64.6 million versus $68.3 million in Q4 2017 and $64.9 million in Q3 2018

◦	Operating cash costs per ounce sold[1] averaged $286, 31% improvement from Q4 2017 and 19% better than previous quarter.

◦	AISC per ounce sold[1] averaged $567, 31% better than Q4 2017 and 12% improvement from Q3 2018

•	Cash at December 31, 2018 of $332.2 million, 43% increase from $231.6 million at December 31, 2017, and 29% higher than $257.2 million at September 30, 2018.

Key highlights of 2018 results include:

•	Record full-year financial results

◦	Net earnings of $273.9 million ($1.30/share), 107% increase from $132.4 million ($0.64/share) in 2017

◦	Adjusted net earnings of $287.2 million ($1.36/share), 93% higher than $149.1 million ($0.72/share) in 2017

◦	Net cash provided by operating activities of $543.1 million, 73% growth from $313.6 million in 2017

◦	Free cash flow totaling $249.5 million, 40% higher than $178.0 million in 2017

◦	Revenue of $915.9 million, 23% growth from $747.5 million in 2017 2017

◦	EBITDA of $531.6 million, 49% increase from $356.9 million in 2017.

(1)	See “Non-IFRS Measures” later in this press release and on page 41 of the MD&A for the three and twelve months ended December 31, 2018.

(2)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

(3)	Of continuing operations.

•	Record full-year operating results beat 2018 guidance

◦	Production of 723,701 ounces, 21% increase from 2017 (2018 Guidance: over 670,000 ounces)

◦	Operating cash cost per ounce sold of $362, 25% improvement from 2017 (2018 Guidance: $385 - $410)

◦	AISC per ounce sold of $685, 16% improvement from 2017 (2018 Guidance: $735 - $760)

•	Strong focus on shareholder returns in 2018

◦	Common share price increased 85% (on TSX), to C$35.60 per share at December 31, 2018

◦
Quarterly dividend increased twice, to C$0.03 per share (from $0.02 per share) for second and third quarters 2018 dividend, paid on July 13, 2018 and October 12, 2018, and to C$0.04 per share for Q4 2018 dividend, paid on January 11, 2019

◦	Repurchased 1.6 million common shares through Normal Course Issuer Bid (“NCIB”) at an average price of $18.79 (C$24.54) per share for a total cost of $30.8 (C$40.3) million.

Improvements to Guidance

The Company announced earlier today improvements in both production and cost guidance as follows:

•	2019: Improved to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces

•	2020: Improved to 930,000 -1,010,000 ounces from 850,000 - 910,000 ounces

•	2021: Improved to 995,000- 1,055,000 ounces from 970,000 - 1,005,000 ounces

The revision to consolidated production guidance largely resulted from an increase in production guidance for Fosterville in 2019 and 2020 to 550,000 - 610,000 ounces from 390,000 - 430,000 ounces and 500,000 - 540,000 ounces, respectively. The improvements result from changes to the mine plan to provide access to high-grade Swan Zone stopes earlier than previously expected, as well as the impact of increased average grades at the mine included in the December 31, 2018 Mineral Reserve and Mineral Resource estimates. Also contributing to the increase in consolidated production guidance was the decision to resume operations at the Holloway mine, which is expected to contribute approximately 20,000 ounces of production in 2019, increasing to approximately 50,000 ounces in 2021.

A number of other components of the Company’s full-year 2019 guidance were revised as a result of the increase in target production. Operating cash costs per ounces sold in 2019 are now targeted at $300 -$320 compared to $360 - $380 previously. Fosterville’s operating cash costs per ounce sold guidance is revised to $170 - $190 from $200 - $220. New full-year 2019 guidance for operating cash costs per ounces sold at Holloway is introduced at $760 - $780 as a result of the restart of operations at the mine. Full-year 2019 operating cash costs on a consolidated basis is revised to $290 - $300 from $270 - $280 to reflect the addition of close to $20 million of operating cash costs related to production at the Holloway mine. AISC per ounce sold guidance for full-year 2019 is also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018. The significant improvement in AISC per ounce guidance mainly reflects the increase in target production at Fosterville.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “2018 was a year when Kirkland Lake Gold clearly established itself as one of the most profitable companies in our industry, driven by strong production growth and very low unit operating costs. We also demonstrated an ability to generate substantial amounts of operating and free cash flow, which resulted in a rapid buildup in our cash position. Very importantly, we can see that the best is yet come. Based on recent revisions to our business plan, we expect to reach around one million ounces of annual gold production starting this year, with the value of each ounce increasing as unit costs show further improvement and margins increase. It is important to emphasize that we remain well positioned to achieve additional growth beyond our three-year outlook through the completion of the Macassa #4 shaft and through other opportunities, such as the potential to resume operations in the Northern Territory and to increase output from our Holt Complex. We have previously talked about reaching one billion dollars of cash by the end of 2021. We now believe that, at current gold prices and assuming existing business plans, we could reach that milestone sooner.

Looking at Q4 2018, we achieved record quarterly revenue, earnings and cash flows. Production for the quarter was also a record, totaling 231,217 ounces, which compared to the previous high of 181,155 ounces in Q3 2018, and our lowest ever unit-cost performance. Fosterville had its best quarter since the underground mine opened, by a wide margin, with an average grade of just under 40 grams per tonne. Fosterville has clearly emerged as one of the world’s greatest gold mines, one that we believe is not yet close to reaching its full potential. Also contributing to our strong fourth quarter was record production at Macassa, where the average grade reached over 25 grams per tonne based largely on favourable grade reconciliations. We also had record production at Taylor, where the average grade reached 6.1 grams per tonne, the highest quarterly average grade for the year. Looking to 2019, all of our mines are off to a good start and performing well, which supports our view that Kirkland Lake Gold is headed for another year of strong earnings, cash flow and cash accumulation.”

Review of Financial and Operating Performance

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2018 and 2017. Results for the twelve months ended December 31, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017.

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$280,320	$212,364	$915,911	$747,495
Production costs	64,604	68,283	267,432	288,315
Earnings before income taxes	149,336	46,088	394,310	196,079
Loss from discontinued operations	—	17,154	—	24,904
Net earnings	$106,535	$40,980	$273,943	$132,426
Basic earnings per share from continuing operations	$0.51	$0.28	$1.30	$0.76
Basic earnings per share	$0.51	$0.20	$1.30	$0.64
Diluted earnings per share	$0.50	$0.20	$1.29	$0.63
Cash flow from operating activities of continuing operations	$204,144	$95,907	$543,076	$313,612
Cash investment on mine development and PE	$117,712	$44,746	$293,590	$135,640

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

Table 2. Operating Highlights

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017
Tonnes milled	412,260	454,897	1,671,401	1,974,093
Grade (g/t Au)	17.8	11.8	13.9	9.8
Recovery (%)	97.8%	96.3%	96.9%	95.7%
Gold produced (oz)	231,217	166,579	723,701	596,405
Gold Sold (oz)	225,692	165,715	722,277	592,674
Averaged realized price ($/oz sold)(2)	$1,237	$1,278	$1,263	$1,261
Operating cash costs per ounce ($/oz sold)(2)	$286	$412	$362	$481
AISC ($/oz sold)(2)	$567	$816	$685	$812
Adjusted net earnings from continuing operations(2)	$109,611	$63,403	$287,162	$149,133
Adjusted net earning per share from continuing operations(2)	$0.52	$0.31	$1.36	$0.72

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 41-47 of the MD&A for the three and twelve months ended December 31, 2018.

Revenue

Revenue for 2018 totaled $915.9 million, an increase of $168.4 million or 23% from $747.5 million for the same period in 2017. The $168.4 million increase in revenue in 2018 was almost entirely related to a $163.4 million favourable impact from a 22% increase in gold sales, to 722,277 ounces from 592,674 ounces for the same period in 2017. In addition, a $2.0 per ounce or increase in the average realized gold price per ounce, to $1,263 in 2018 versus $1,261 in 2017, increased revenue by $1.4 million in 2018 versus 2017. The difference in revenue after changes in volume and average realized gold price resulted from functional versus reporting currency. The increase in gold sales in 2018 mainly resulted from strong sales growth at both Fosterville and Macassa. Gold sales at Fosterville totaled 352,094 ounces, a 36% increase from 258,315 ounces in 2017. At Macassa, 2018 gold sales totaled 241,278 ounces, 23% higher than 196,119 ounces in 2017. The increases in gold sales at both Fosterville and Macassa reflected strong production growth at both mines due to significantly higher average grades for 2018 versus 2017.

Revenue in Q4 2018 totaled $280.3 million, an increase of $67.9 million or 32% from $212.4 million in Q4 2017. Compared to Q4 2017, higher gold sales in Q4 2018 increased revenue by $76.7 million, with a total of 225,692 ounces sold in Q4 2018 versus 165,715 ounces being sold in Q4 2017. The increase in gold sales was largely attributable to Fosterville, where ounces sold grew by 49%, to 118,955 ounces from 80,000 ounces in Q4 2017, driven by record quarterly production of 124,307 ounces in Q4 2018. Gold sales at Macassa increased 34%, to 71,087 ounces from 52,865 ounces in Q4 2017, while ounces sold at the Taylor increased 23%, to 17,777 ounces in Q4 2018. Gold sales at Holt of 17,212 ounces in Q4 2018 compared to 18,404 ounces for the same period in 2017. Partially offsetting the favourable impact of higher gold sales was a $41 per ounce or 3% decline in the average realized gold price per ounce, to $1,237 in Q4 2018 from $1,278 in Q4 2017, which reduced revenue by $9.3 million in Q4 2018 compared to Q4 2017.

Q4 2018 revenue increased $57.6 million or 26% from $222.7 million in Q3 2018. A 22% increase in gold sales, from 184,517 ounces in Q3 2018 to 225,692 ounces in Q4 2018, had a $49.6 million favourable impact on revenue compared to the previous quarter. In addition, a 3% increase in the average realized gold price per ounce (to $1,237 from $1,204) had a $7.4 million favourable impact on Q4 2018 revenue compared to Q3 2018.

Earnings from Mine Operations

Earnings from mine operations in 2018 totaled $488.3 million, a $199.2 million or 69% increase from $289.1 million in 2017. The increase reflected revenue growth of 23%, as well as lower production costs and depletion and depreciation costs. Lower production costs in 2018 largely reflected the inclusion of $37.4 million of production costs related to the Northern Territory operations 2017. A $14.9 million reduction in depletion and depreciation expense resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty costs for YTD 2018 totaled $26.4 million compared to $21.4 million in 2017, with the increase reflecting higher sales volumes in 2018.

Earnings from mine operations in Q4 2018 totaled $170.8 million, an increase of $78.6 million or 85% from $92.3 million in Q4 2017 and $55.5 million or 48% higher than $115.3 million the previous quarter. The increase from the same period in 2017 mainly reflected the $67.9 million increase in revenue in Q4 2018 versus Q4 2017. Production costs in Q4 2018 totaled $64.6 million, compared to production costs of $68.3 million in Q4 2017. The year-over-year reduction mainly related to foreign exchange rate changes between the two periods, reflecting the impact of a stronger US dollar on converting Australian and Canadian dollar denominated costs. Depletion and depreciation costs in Q4 2018 totaled $37.3 million, which compared to $45.6 million in Q4 2017 as the impact of higher gold production was partially offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q4 2018 totaled $7.6 million versus $6.2 million in Q4 2017, with the increase mainly reflecting higher sales volumes. The growth in earnings from mine operations from the previous quarter was entirely related to the $57.6 million increase revenue on a quarter-over-quarter basis.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $362, a $119 per ounce or 25% improvement from 2017 mainly resulting from a 24% reduction in operating cash costs per ounce sold at Fosterville, to $200 per ounce sold, and a 19% improvement at Macassa, to $426 per ounce sold. The improvement in operating cash costs per ounce at both Fosterville and Macassa are reflective of significantly higher grades in 2018. AISC per ounce sold averaged $685, $127 per ounce or 16% better than the previous year, with the improvement resulting from a 16% reduction in AISC per ounce sold at Macassa, to $713, as well as a 10% improvement at Fosterville, to $442. Sustaining capital expenditures for 2018 totaled $174.0 million or $241 per ounce sold, which compared to $147.7 million or $249 per ounce sold in 2017. Higher sustaining capital expenditures were included in the Company’s 2018 budget and related mainly to planned investments at Fosterville intended to support multiple years of production, including extensive underground development to establish new sources of production and purchases of new mobile equipment.

Operating cash costs per ounce sold averaged $286 in Q4 2018, a 31% improvement from $412 in Q4 2017 largely reflecting higher average grades at both Fosterville and Macassa. Operating cash costs per ounce sold at Fosterville in Q4 2018 were $139 per ounce, a 38% improvement from $226 per ounce in Q4 2017. The average grade at Fosterville in Q4 2018 improved 85% from Q4 2017, to 39.7 g/t. At Macassa, operating cash costs per ounce in Q4 2018 averaged $370, a 32% improvement from $541 for the same period in 2017, with an 86% improvement in the average grade, to 25.9 g/t, largely accounting for the lower operating cash costs per ounce. Compared to the previous quarter, operating cash costs per ounce sold improved 19% from $351 in Q3 2018, with the quarter-over-quarter improvement mainly reflecting the impact of higher average grades at Fosterville and Macassa.

AISC per ounce sold in Q4 2018 averaged $567 compared $816 in Q4 2017. In addition to the improvement in operating cash costs per ounce sold, also contributing to the improvement were reduced sustaining capital expenditures, which totaled $46.4 million or $206 per ounce sold in Q4 2018 compared to $51.6 million or $312 per ounce sold in Q4 2017. The reduction in sustaining capital expenditures in Q4 2018 compared to the same period the previous year was mainly related to the weighting of sustaining capital expenditures at Macassa and Taylor in 2017 to the final quarter of the year. Q4 2018 AISC per ounce sold improved 12% from $645 the previous quarter. In addition to the improvement in operating cash costs per ounce sold, the reduction in AISC per ounce sold related mainly to lower levels of sustaining capital expenditures on a per ounce sold basis, with Q3 2018 sustaining capital expenditures totaling $41.4 million or $224 per ounce sold.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $26.3 million in 2018 versus $20.2 million in 2017. The increase compared to 2017 largely reflected higher compensation expense, as well as increased audit and consulting fees. For Q4 2018, corporate G&A expense totaled $8.0 million compared to $6.1 million in Q4 2017 and $5.6 million in Q3 2018. The increase from the previous quarter was mainly due to increased audit and consulting fees. Share based payment expense in 2018 totaled $5.2 million versus $3.9 million in 2017. The increase was reflected increased incentive compensations costs on a year-over-year basis. Share based payment expense in Q4 2018 totaled $1.3 million compared to $0.7 million in Q4 2017 and $0.5 million the previous quarter.

Exploration and evaluation expenditures (expensed) in 2018 were $66.6 million, 38% higher than $48.4 million in 2017. The year-over-year increase reflected the Company’s significant commitment to organic growth through continued exploration success. Exploration and evaluation expenditures for 2018 included $56.3 million in Australia, including $29.8 million in the Northern Territory and $26.5 million at Fosterville, and $10.3 million in Canada, divided between Taylor and Macassa. Exploration and evaluation expenditures in Q4 2018 totaled $13.8 million, which compared to $12.0 million in Q4 2017 and $20.3 million the previous quarter.

Care and maintenance expense relate to the suspension of operations and placement on care and maintenance of the Stawell Mine (as of December 13, 2016), the Holloway Mine (as of December 31, 2016) and the Cosmo Mine and Union Reefs Mill (as of June 30, 2017). Care and maintenance expense in 2018 totaled $3.1 million, with $2.8 million relating to the Holloway mine. In 2017, care and maintenance expense totaled $11.9 million, of which $9.6 million related to placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017. Care and maintenance costs in Q4 2018 totaled $1.6 million, which compared to care and maintenance expense of $5.7 million in Q4 2017 and $0.4 million in Q3 2018. The increase compared to the previous quarter mainly related to increased activity at the Holloway mine and the Company prepared to commence advanced exploration work.

Other income in 2018 totaled $5.1 million, which compared to other income of $3.4 million in 2017. Other income in 2018 mainly reflected an unrealized and realized foreign exchange gain of $16.9 million, which was only partially offset by a $10.9 million marked-to-market loss on fair valuing the Company’s common share purchase warrants. The unrealized and realized foreign exchange gain in 2018 resulted from the Australian and Canadian dollars weakening against the US dollar during the year. The main contributors to other income in 2017 were recognition of a deferred premium on flow-through shares totaling $3.1 million and a $1.6 million mark-to-market gain on the fair valuing of the Company’s warrants, partially offset by an unrealized and realized foreign exchange gain loss of $2.2 million. Other income in Q4 2018 totaled $1.2 million, which largely resulted from an unrealized and realized foreign exchange gain of $5.9 million, partially offset by a $3.5 million marked-to-market loss on fair valuing the Company’s warrants. The foreign exchange gain mainly reflected a weakening of the Australian dollar against the US dollar during the quarter as a result of balances held in US dollar. Other loss in Q4 2017 totaled $18.6 million, including a $17.6 million market-

to-market loss on fair valuing the Company’s warrants. For the previous quarter, other loss totaled $5.8 million, with the main factor contributing to other loss being a $6.4 million mark-to-market loss on the fair valuing of the Company’s common share purchase warrants. A review of the Company’s warrants investments is provided in Note 14 to the Consolidated Financial Statements for the year’s ended December 31, 2018 and 2017.

Finance costs in 2018 totaled $3.6 million, mainly reflecting interest expense on financial leases and other loans. Finance costs in 2017 totaled $12.2 million. Finance costs in 2017 largely related to two series of unsecured convertible debentures, which matured during the year. The Company’s C$62.1 million of 7.5% debentures (the “7.5% Debentures”), which traded on the TSX under the symbol KLG.DB.A, matured on December 31, 2017, with over 99% of the debentures being converted into the Company’s common shares, and the remainder being repaid in cash. The Company’s C$56.8 million of 6% debentures (the “6% Debentures”), which were traded under the symbol KLG.DB. The 6% Debentures, were repaid from existing cash resources on June 30, 2017, the maturity date for the issue. Finance costs in Q4 2018 totaled $1.1 million, which compared to $3.5 million in Q4 2017 and $0.7 million the previous quarter.

Finance income totaled $5.7 million in 2018 versus $2.1 million in 2017. The year-over-year increase mainly reflected interest income on higher average cash balances in 2018 compared to 2017. Finance income in Q4 2018 totaled $3.1 million versus $0.5 million in Q4 2017 and $0.9 million the previous quarter. The Company’s cash position at December 31, 2018 totaled $332.2 million, an increase of $100.6 million or 43% from $231.6 million at December 31, 2017.

The Company's current income tax expense totaled $40.7 million in 2018 along with deferred income tax expense of $79.6 million, for an effective tax rate of 30.5%. Deferred income tax expense in 2018 reflected the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense. In 2017, current income tax expense totaled $44.2 million and deferred income tax recovery totaled $5.5 million, resulting in an effective tax rate of 19.8%. The deferred tax recovery in 2017 was primarily due to the recognition of $40.5 million of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. These deferred tax assets were recognized as a result of a change in expected future profits to be realized after a reorganization of the acquired corporate structure. In addition, in 2017 the Company recognized a deferred tax asset recovery of $12.1 million related to the offset of current year income taxes.

Income tax expense in Q4 2018 included current income tax expense of $17.1 million and deferred income tax expense of $25.7 million. In Q4 2017, current income tax expense totaled $12.9 million, while there was a deferred income tax recovery of $24.9 million as a result of recognizing previously unrecognized deferred tax assets. Income tax expense in Q3 2018 included current income tax expense of $8.0 million and deferred income tax expense of $19.1 million. The deferred tax expense in Q3 2018 resulted from the utilization of $24.6 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense, which was offset by $4.5 million of tax recovery. Deferred income tax expense for 2018 reflected the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense.

Net Earnings in 2018 total $273.9 million or $1.30 per basic share

Net earnings in 2018 totaled $273.9 million ($1.30 per basic share), an increase of 107% from net earnings of $132.4 million ($0.64 per basic share) in 2017. Net earnings in 2018 were entirely from continuing operations. Net earnings in 2017 included earnings from continuing operations of $157.3 million ($0.76 per basic share) and loss from discontinued operations of $24.9 million ($0.12 per basic share), related to the Company’s Stawell mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The increase in net earnings in 2018 compared to earnings from continuing operations in 2017 mainly reflected the impact of a 23% increase in revenue and improved unit costs compared to the previous year. Also contributing to the increase were lower depletion and depreciation expense (due to a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates), lower finance costs, reduced care and maintenance expense and higher other income. These favourable factors were only partially offset by 38% increase in exploration and evaluation expenditures (excluding capitalized exploration expenditures), higher corporate G&A expense, as well as an increase in the effective income tax rate, to 30.5% in 2018 versus 19.8% in 2017.

Net earnings in Q4 2018 totaled $106.5 million ($0.51 per basic share), an increase of $65.5 million or 160% from $41.0 million ($0.20 per basic share) in Q4 2017. The $65.5 million increase in net earnings from Q4 2017 largely reflected a 32% increase in revenue and improved unit costs compared to Q4 2017. Also contributing to the increase in net earnings in Q4 2018 was other income of $1.2 million, which compared to other loss of $18.6 million in Q4 2017, with the other loss mainly relating to a mark-to-market loss on fair valuing the Company’s warrants. In addition, depletion and depreciation expense, care and maintenance expense and finance costs were lower in Q4 2018 versus the same period in 2017. Also, net earnings in Q4 2017 were reduced by a loss from discontinued operations of $17.2 million related to the sale of the Company’s Stawell mine on December 21, 2017. Partially offsetting these factors was an increase in corporate G&A expense and the impact of a higher effective tax rate in Q4 2018 versus Q4 2017. In Q4 2017, earnings from continuing operations included a $24.9 million deferred tax recovery, mainly related to the recognition of previously unrecognized deferred tax assets that were acquired in a previous business combination.

Q4 2018 net earnings were $50.6 million or 91% higher than $55.9 million ($0.27 per basic share) in Q3 2018. A 26% increase in revenue, improved unit costs and lower exploration and evaluation expense were the key contributors to the increase in net earnings compared to the previous quarter. In addition, other income of $1.2 million in Q4 2018 compared to other loss of $5.8 million in Q3 2018, with the prior quarter’s other income mainly resulting from a mark-to-market loss on fair valuing the Company’s warrants. These favourable factors were only partially offset by higher depletion and depreciation expense and increased corporate G&A costs.

Adjusted net earnings (Non-IFRS) in 2018 total $287.2 million or $1.36 per basic share

Adjusted net earnings in 2018 totaled $287.2 million, representing growth of $138.1 million or 93% from $149.1 million in 2017. The difference between adjusted net earnings and net earnings in 2018 reflected the exclusion from adjusted net earnings of a $10.9 million pre-tax mark-to-market loss ($9.4 million on an after-tax basis) related to fair valuing the Company’s warrants, as well as $5.4 million of pre-tax purchase price allocation adjustments on inventory ($3.8 million on an after-tax basis). The difference between adjusted net earnings and net earnings in 2017 largely resulted from the exclusion from adjusted net earnings of the $24.9 million after-tax loss from discontinued operations and a net deferred tax recovery of $10.0 million. Also excluded from 2017 adjusted net earnings were a $2.6 million pre-tax negative purchase price allocation adjustment ($1.8 million after tax) and a $1.6 million pre-tax mark-to-market loss ($1.4 million after tax) on fair valuing the Company’s warrants.

The Company's adjusted net earnings in Q4 2018 totaled $109.6 million ($0.52 per basic share) compared to $63.4 million ($0.31 per basic share) in Q4 2017 and $61.4 million ($0.29 per basic share) in Q3 2018. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a $3.5 million mark-to-market gain ($3.1 million after tax) related to the fair valuing of the Company’s warrants. The difference between net earnings and adjusted net earnings in Q4 2017 mainly related to the exclusion from adjusted net earnings of the $17.2 million after-tax loss on discontinued operations, the $17.6 million pre-tax ($15.3 million after tax) mark-to-market loss on the fair valuing the Company’s warrants and net deferred tax recovery of $10.0 million. The difference between adjusted net earnings and net earnings in Q3 2018 related to the exclusion from adjusted net earnings of a $6.4 million mark-to-market loss ($5.5 million after tax) related to the fair valuing of the Company’s warrants.

2018 net cash provided by operating activities of continuing operations of $543.1 million, free cash flow (Non-IFRS) totals $249.5 million

Cash totaled $332.2 million at December 31, 2018, an increase of $100.6 million or 43% from $231.6 million at December 31, 2017. The increase in cash year over year mainly reflected the $543.1 million of net cash from operating activities of continuing operations in 2018, which was $229.5 million or 73% higher than net cash from operating activities of continuing operations of $313.6 million the previous year. Among the main uses of cash during 2018 a total of $357.4 million net cash used for investing activities of continuing operations, which included increased capital expenditures as well as the use of $47.8 (C$62.5) of cash to acquire 32.6 million common shares of Osisko and $16.1 (C$20.9) million to acquire an additional 4.0 million common share of Novo Resources. In addition, net cash used for financing activities of continuing operations totaled $63.3 million, including $30.8 (C$40.3) million to repurchase 1,640,000 common shares through the NCIB (for an average price of $18.79 or C$24.54), $16.3 (C$21.1) million for quarterly dividend payments (two increases to the quarterly dividend payment were announced during 2018) and $23.1 million used for payment of finance lease obligations. These uses of cash from financing activities of continuing operations were partially offset by cash received from net interest income and from the exercise of stock options.

Free cash flow totaled $249.5 million, an increase of $71.5 million or 40% higher than $178.0 million in 2017. Growth in free cash flow mainly resulted from the 73% increase in net cash from operating activities of continuing operations in 2018, to $543.1 million. This increase was partially offset by significantly higher levels of investment, with cash used for mineral property additions increasing 90%, to $162.7 million, cash used for property, plant and equipment growing 144%, to $112.5 million and $18.4 million being used for additions to long-term assets versus $3.8 in 2017. The additions to long-term assets in 2018 mainly related to pre-payments made on large equipment purchases for the Macassa #4 shaft project.

Cash at December 31, 2018 increased $75.0 million or 29% from $257.2 million at September 30, 2018. The increase resulted from net cash from operating activities of continuing operations of $204.1 million, representing increases of $108.2 million or 113% from $95.9 million in Q4 2017 and $75.7 million or 59% from $128.4 million the previous quarter. Among the main uses of cash during Q4 2018 was cash used for investing activities of continuing operations of $112.6 million, mainly related to capital expenditures during the quarter. Cash used for financing activities of continuing operations in Q4 2018 totaled $5.0 million, as dividend payments of $4.8 million and payment of finance lease obligations of $3.7 million were partially offset by $2.8 million on net interest received.

Free cash flow in Q4 2018 totaled $86.4 million, an increase 35.2 million or 69% from $51.2 million in Q4 2017 and $34.2 million or 66% from $52.2 million the previous quarter. Growth in free cash flow compared to Q4 2017 mainly resulted from the 113% increase in net cash from operating activities of continuing operations in Q4 2018, to $204.1 million. Partially offsetting the impact significant growth in net cash from operating activities of continuing operations were $59.9 million of cash used for mineral property additions (229% higher than $18.2 million in Q4 2017), $52.6 million of cash used for additions to property, plant and equipment (132% increase from $22.7 million in Q4 2017), as well as $5.2 million of additions to long-term assets (37% increase from $3.8 million in Q4 2017). The growth in free cash flow from the previous quarter reflected the 59% increase in net cash from operating activities of continuing operations quarter over quarter ($128.4 million in Q3 2018), partially offset by a 53% increase in cash used for mineral property additions ($39.2 million in Q3 2018), 61% increase in cash used for additions to property, plant and equipment ($32.7 million in Q3 2018) and a 21% increase in cash used for additions to long-term assets ($4.3 million in Q3 2018).

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017(1)	Year Ended December 31, 2018	Year Ended December 31, 2017

Revenue	$280,320	$212,364	$915,911	$747,495

Production costs	(64,604)	(68,283)	(267,432)	(288,315)
Royalty expense	(7,583)	(6,200)	(26,418)	(21,396)
Depletion and depreciation	(37,318)	(45,621)	(133,718)	(148,655)
Earnings from mine operations	170,815	92,260	488,343	289,129

Expenses
General and administrative(2)	(9,316)	(6,839)	(31,565)	(25,646)
Transaction costs	—	0	0	(397)
Exploration and evaluation	(13,807)	(12,042)	(66,614)	(48,411)
Care and maintenance	(1,626)	(5,678)	(3,081)	(11,877)
Earnings from operations	$146,066	$67,701	$387,083	$202,798

Finance and other items
Other income (loss), net	1,235	(18,590)	5,130	3,376
Finance income	3,139	515	5,714	2,111
Finance costs	(1,104)	(3,538)	(3,617)	(12,206)

Earnings before taxes	149,336	46,088	394,310	196,079
Current income tax (expense) recovery	(17,070)	(12,865)	(40,743)	(44,223)
Deferred tax recovery (expense)	(25,731)	24,911	(79,624)	5,474

Earnings from continuing operations	106,535	58,134	273,943	157,330
Loss from discontinued operations	0	(17,154)	0	(24,904)
Net earnings	$106,535	$40,980	$273,943	$132,426

Basic earnings per share	$0.51	$0.20	$1.30	$0.64
Diluted earnings per share	$0.50	$0.20	$1.29	$0.63

(1)	These figures reflect the sale of Stawell in December 2017.

(2)
General and administrative expense for 2018 and Q4 2018 (2017 and Q4 2017) include general and administrative expenses of $26.3 million and $8.0 ($20.2 million and $6.1 million in 2017), respectively, share based payment expense of $5.2million and $1.3 million ($3.9 million and $0.7 million in 2017), respectively, and severance payments totaled $1.5 million and nil in 2017 and Q4 2017, respectively.

Performance Against Full-Year 2018 Guidance

Table 4. 2018 Guidance (as at October 30, 2018)(1)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	50 - 55	65 - 75	>330	>670
Operating cash costs/ounce sold ($/oz) (2)	450 - 470	750 - 775	625 - 650	230 - 250	$385 - $410
AISC/ounce sold ($/oz) (2)					$735 - $760
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining and growth capital(2)					$150 - $170
Growth capital(2)					$100 - $115
Exploration and evaluation					$90
Corporate G&A(3)					$25

(1)
Full-year 2018 guidance as at October 30, 2018, following revisions to consolidation production, AISC per ounce sold and corporate G&A guidance; revisions to operating cash costs per ounce sold guidance for each of the Company’s four operating mines; and revisions to full-year 2018 production guidance for the Taylor Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of the MD&A for the three and twelve months ended December 31, 2018 for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.29 and a US$ to A$ exchange rate of 1.34.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 5. Full-Year 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated (1)
Gold production (kozs)	240,126	58,633	67,770	356,230	723,701
Operating cash costs/ounce sold ($/oz) (1)(2)	$426	$709	$679	$200	$362
AISC/ounce sold ($/oz) (1)(2)					$685
Operating cash costs (2)					$261.8
Royalty costs					$26.4
Sustaining capital(2)					$174.0
Growth capital (excluding capitalized exploration)(2)					$103.8
Exploration (including capitalized exploration)					$97.9
Corporate G&A expense(3)					$26.3

(1)	Consolidated 2018 production includes 942 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of the MD&A for the three and twelve months ended December 31, 2018 further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2961 and a US$ to A$ exchange rate of 1.3385.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Key Highlights of 2018 Performance Compared to Guidance

Gold production in 2018 was a record 723,701 ounces, an increase of 21% from 596,405 ounces in 2017. The Company exceeded the 670,000 ounce production target for full-year 2018 announced in December 2018 by 53,700 ounces or 8%. The significant outperformance compared to guidance was driven by record production at Fosterville of 356,230 ounces (guidance of over 330,000 ounces) as well as at Macassa of 240,126 ounces (guidance of 220,000 - 225,000 ounces). Both mines benefited from the outperformance of grades for the year and, in the case of Fosterville, the advancement of stopes from the high-grade Swan Zone into the 2018 mine plan. The Taylor mine also achieved record production totalling 58,633 ounces, which exceeded the revised October 30, 2018 guidance of 50,000 - 55,000 ounces. At the Holt Mine, production for 2018 was 67,770 ounces, in line with the full-year 2018 guidance of 65,000 - 75,000 ounces.

Production costs for 2018 totaled $267.4 million. Operating cash costs for 2018 of $261.8 million were in line with the Company’s 2018 guidance range of $260 - $270 million.

Operating cash costs per ounce sold for 2018 of $362 were better than the Company's guidance for improved full- year 2018 of $385 - $410. Operating cash costs per ounce sold at Fosterville for 2018 averaged $200, better than the improved target range of $230 - $250, with the mine’s Q4 2018 operating cash cost per ounce sold of $139 driving the outperformance compared to the October 30, 2018 full-year 2018 guidance. Record operating cash cost per ounce sold at Fosterville in Q4 2018 resulted from significantly higher than planned grades, reflecting grade outperformance from both stope and development tonnes, as well as the advancement of two Swan Zone stopes into the Q4 2018 mine plan. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $426, with positive grade reconciliations from stopes around the 5700-foot level in Q4 2018 largely accounting for the outperformance against the improved operating cash costs per ounce sold guidance of $450 - $470. Operating cash costs per ounce sold at the Holt averaged $679, which compared to full-year 2018 guidance of $625 - $650, while operating cash costs per ounce sold at Taylor mines averaged $709, respectively, which compared to October 30, 2018 full-year 2018 guidance of $750 - $775.

AISC per ounce sold of $685 for 2018 was better than the Company’s improved October 30, 2018 full-year 2018 guidance of $735 - $760. The significant outperformance compared to the full-year 2018 guidance was primarily volume driven, with both production and sales levels well above expected levels for the year. AISC per ounce sold at Fosterville for 2018 averaged $442, while AISC per ounce sold at Macassa averaged $713.

Royalty costs totaled $26.4 million for 2018, in line with full-year 2018 guidance of $22 - $27 million.

Sustaining capital expenditures for 2018 totaled $174.0 million, which compared to full-year 2018 guidance of $150 - $170 million. Fosterville accounted for the largest component of sustaining capital expenditures in 2018. Sustaining capital expenditures at Fosterville were in line with expected levels and reflected a number of planned investments intended to support multiple years of production. Included in the investments was extensive underground development to access and commence production from the Swan Zone in the Lower Phoenix gold system and provide access to the Harrier South Zone in the Harrier gold system. Also included in sustaining capital expenditures at Fosterville were additions to the mine’s mobile equipment fleet and upgrades to the mill, including the construction of a second gravity circuit. The remaining sustaining capital expenditures for full-year 2018 included $59.9 million at Macassa, $21.7 million at Holt and $16.3 million at Taylor.

Growth capital expenditures for 2018 totaled $103.8 million, excluding capitalized exploration expenditures, which compared to revised full-year 2018 guidance of $110 - $115 million. Growth capital expenditures at Macassa in 2018 totaled $68.3 million, of which $46.1 million related to the #4 shaft project, with most of the remainder relating construction of a new tailings impoundment area and thickened tails project. Growth capital expenditures at Fosterville totaled $23.3 million, with expenditures mainly focused on three main projects, a new ventilation system, paste fill plant and water treatment plan. The Northern Territory accounted for $8.3 million of growth capital expenditures, while Taylor accounting for most of the remainder of growth capital expenditures.

Exploration expenditures totaled $97.9 million for 2018 compared to guidance of $90 million. Included in exploration expenditures were $66.6 million of expensed exploration expenditures and $31.3 million of capitalized exploration expenditures. Of exploration expenditures, $87.6 million, or 89% of the total, was incurred in Australia, with the remaining $10.3 million being incurred at the Macassa and Taylor mines in Canada. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. Encouraging infill drilling results from the Swan Zone were reported in July, September and December, with the expectation being that the results supported a significant increase in the Swan Zone Mineral Reserves as part of the December 31, 2018 Mineral Reserve and Mineral Reserve estimates. In addition, development of an exploration drift at Harrier South at Fosterville commenced during Q2 2018 and was completed by the end of Q3 2018. Drilling from the new drift began in Q4 2018 in order to test the depth potential of the Harrier South system, where concentrations of quartz veining with high occurrences of visible gold have previously been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling and development was conducted at the Lantern Deposit at the Cosmo mine throughout the year. Development activities included driving three exploration drifts to facilitate future underground exploration drilling from the Cosmo mine infrastructure (ramp) into the Lantern Deposit, to support underground exploration activities. Also in the Northern Territory, encouraging drill results were reported from deep drilling below and down-plunge of the Prospect, Crosscourse and Lady Alice open pits at Union Reefs, as well as near the southern end of the Union Reefs land position. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in Mineral Resource and Mineral Reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

Corporate G&A expense totaled $26.3 million for YTD 2018, which compared to revised full-year 2018 guidance of $25 million.

Full-Year 2019 Guidance

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance includes strong production growth, improved unit costs and a continued strong commitment to exploration and growth. On February 21, 2019, the Company increased its production guidance for 2019, on a consolidated basis, as well as for the Fosterville mine. Consolidated production guidance was increased to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces, previously, while Fosterville’s production guidance was increased to 550,000 - 610,000 ounces from 390,000 - 400,000 ounces previously. The increase in production guidance at Fosterville resulted from revisions to the mine plan to provide access to high-grade stopes in the Swan Zone earlier than previously expected, as well as the impact of incorporating the December 31, 2018 Mineral Reserve into the life of mine. The December 31, 2018 Mineral Reserve estimate includes 2,720,000 ounces at an average grade of 31.0 grams per tonne, with the average grade being 34% higher than the previous Mineral Reserve grade for the mine. In addition, the Company announced a resumption of operations at the Holloway mine, which is expected to add approximately 20,000 ounces of production in 2019.

A number of other components of the Company’s full-year 2019 guidance were revised as a result of the increase in target production. Operating cash costs per ounces sold in 2019 were improved to $300 -320 compared to $360 - $380 previously. Fosterville’s operating cash costs per ounce sold guidance were revised to $170 - $190 from $200 - $220 in the December 11, 2018 guidance. New full-year 2019 guidance for operating cash costs per ounce sold at Holloway was introduced at $760 - $780 as a result of the restart of operations at the mine. Full-year 2019 operating cash costs on a consolidated basis was revised to $290 - $300 from $270 - $280 to reflect the addition of close to $20 million of operating cash costs related to production at the Holloway mine. AISC per ounce sold guidance for full-year 2019 was also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018. The significant improvement in AISC per ounce guidance mainly reflected the increase in target consolidated production at Fosterville.

Table 6. Full-Year 2019 Guidance (as at February 21, 2019)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Holloway	Fosterville	Consolidated (1)
Gold production (kozs)	230 - 240	50 - 55	70 - 75	20	550 - 610	920 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	440 - 460	690 - 710	620 - 640	760 - 780	170 - 190	$300 - $320
AISC/ounce sold ($/oz)(2)						$520 - $560
Operating cash costs(2)						$290 - $300
Royalty costs						$25 - $30
Sustaining capital(2)						$150 - $170
Growth capital(2)(3)						$155 - $165
Exploration and evaluation						$100 - $120
Corporate G&A expense(4)						$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 41 of the MD&A for the three and twelve months ended December 31, 2018 further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 7. Full-Year 2019 Guidance (as at December 11, 2018)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated (1)
Gold production (kozs)	230 - 240	50 - 55	70 - 75	390 - 430	740 - 800
Operating cash costs/ounce sold ($/oz)(2)	440 - 460	690 - 710	620 - 640	200 - 220	$360 - $380
AISC/ounce sold ($/oz)(2)					$630 - $680
Operating cash costs(2)					$270 - $280
Royalty costs					$25 - $30
Sustaining capital(2)					$150 - $170
Growth capital(2)(3)					$155 - $165
Exploration and evaluation					$100 - $120
Corporate G&A expense(4)					$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory or Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 41 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Gold production in 2019 is now targeted at approximately 920,000 - 1,000,000 ounces, a substantial increase from initial full-year 2019 guidance (released on December 11, 2018) of 740,000 - 800,000 ounces and total production of 723,701 ounces in 2018. Production growth in 2019 will be driven by Fosterville, where 2019 production guidance was increased on February 21, 2019 reflecting revisions to the mine plan and a significant improvement to the average Mineral Reserve grade in the December 31, 2018 Mineral Reserve estimate, to 31.0 grams per tonne from 23.1 grams per tonne previously. Production at Macassa Holt and Taylor is expected to be similar to the comparable 2018 levels. Also announced on February 21, 2019 was the resumption of operations at the Holloway mine, with the mine now expected to contribute approximately 20,000 ounces of production in 2019.

Operating cash costs per ounce sold guidance was improved on February 21, 2019 and are now expected to average $300 - $320, which compares to initial full-year 2019 guidance of $360 - $380 and to full-year 2018 operating cash costs per ounce sold of $362. Strong operating cash costs per ounce sold in 2019 is expected to be driven by Fosterville, the Company’s lowest-cost mine, which will account for a higher proportion of consolidated production compared to 2018 and will benefit from a significant increase in the Mineral Reserve grade included in the December 31, 2018 Mineral Reserve and Mineral Resource estimates. The Company also announced initial operating cash cost per ounce sold guidance for full-year 2019 for the Holloway mine on February 21, 2019, with a target range of $760 - $780. Operating cash costs per ounce sold in 2019 at Macassa, Holt and Taylor are expected to be similar to 2018 levels.

AISC per ounce sold full-year 2019 guidance was improved on February 21, 2019 to $520 - $560 versus the initial full-year 2019 guidance of $630 - $680 and the full-year 2018 AISC per ounce sold of $685. The improvement in full-year 2019 guidance resulted from the significant increase in production expected from Fosterville based on the mine’s Mineral Reserve and Mineral Resource estimates as at December 31, 2018, as well as on a consolidated basis.

Operating cash costs for 2019 are estimated at $290 - $300 million, which reflects initial full-year 2019 guidance of $270 - $280 million, plus the addition of close to $20 million of operating cash costs related to the resumption of operations at Holloway, announced on February 21, 2019. Full-year 2019 guidance compares to full-year 2018 operating cash costs of $261.8 million.

Royalty costs in 2019 are estimated at $25 - $30 million, unchanged from the initial full-year 2019 guidance and compared to 2018 royalty expense of $26.4 million.

Sustaining capital expenditures in 2019 are targeted at $150 - $170 million, unchanged from initial full-year 2019 guidance and compared to 2018 sustaining capital expenditures of $174.0 million. Sustaining capital expenditures are expected to be less than 2018 levels as lower sustaining capital expenditures at Macassa, largely reflecting reduced capital development requirements, is only partially offset by an increase in sustaining capital expenditures at Fosterville. The expected increase in sustaining capital expenditures at Fosterville mainly relates to increased capital development and higher expenditures for mobile equipment procurement as the mine continues to ramp up production from the Swan Zone and other areas.

Growth capital expenditures are estimated at $155 - $165 million in 2019, excluding capitalized exploration expenditures, unchanged from initial full-year 2019 guidance and compared to 2018 growth capital expenditures of $103.8 million. 2019 is expected to be the peak year of growth capital expenditures based on the Company’s current growth plans. Of planned growth capital expenditures in 2019, Macassa is expected to account for approximately $80 million, with approximately $55 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Capital expenditures for the #4 shaft project are expected to remain around $55 million for the next three years. Growth capital expenditures at Fosterville in 2019 are estimated at approximately $55 million, including approximately $35 million to complete the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant. The remaining growth capital expenditures at Fosterville relate to a number of smaller projects, including a new power transformer, new refinery and gold room and a thiocyanate destruction plant, all of which are scheduled for completion during 2019. Approximately $8 million of growth capital expenditures are included in the Company’s 2019 guidance related to Holloway, where the Company is resuming operations. In addition, approximately $15 million is included in the Company’s 2019 growth capital guidance for the Northern Territory, representing planned expenditures during the first half of 2019.

Exploration expenditures in 2019 are estimated at $100 - $120 million, including capital exploration expenditures, unchanged from initial full-year 2019 guidance and compared to $97.9 million in 2018. Of total exploration expenditures, approximately $85 - $100 million are targeted for the Company’s Australian operations, with $15 - $20 million of exploration expenditures estimated for the Company’s Canadian operations. Key areas of focus for exploration work in 2019 at Fosterville include the Lower Phoenix and Harrier systems, Robbin’s Hill, as well as a number of regional targets. In the Northern Territory, exploration expenditures will focus on Mineral Resource growth and definition at the Lantern Deposit and the continued evaluation of targets at Union Reefs. In Canada, exploration expenditures will be largely focused on the continued growth and conversion of Mineral Resources at Macassa and Taylor.

Corporate G&A expense in 2019 is targeted at $26 - $28 million, unchanged from initial full-year 2019 guidance and similar to the $26.3 million of corporate G&A expense in 2018.

Three-Year Production Guidance

December 11, 2018, the Company announced three-year production guidance, which included the Fosterville Mine achieving 600,000 ounces of production by 2021 and demonstrated the potential for consolidated production to reach one million ounces over the next three years, with further growth expected in that years that follow. On February 21, 2019, the Company announced revisions to its three-year production guidance. The increases reflected higher levels of target production at Fosterville due to a significant increase in the average grade in the mine’s December 31, 2019 Mineral Reserve and Mineral Resource estimates. In addition, the Company announced plans to restart operations at the Holloway mine, which expected to contribute an additional 20,000 ounces of production in 2019, 30,000 ounces in 2020 and 50,000 ounces in 2021.

Table 8. Three-Year Production Guidance1

Revised (Feb. 21/19)	Macassa	Holt Complex[2]	Fosterville	Consolidated
2019 (kozs)	230 - 240	140 - 150	550 - 610	920 - 1,000
2020 (kozs)	230 - 240	150 - 160	550 - 610	930 - 1,010
2021 (kozs)	245 - 255	180 - 190	570 - 610	995 - 1,055

(1)	Three-year production guidance does not include any production from the Northern Territory.

(2)	Includes production from the Holt mine, Holloway mine and Taylor mine.

Initial (Dec. 11/18)	Macassa	Holt Complex[2]	Fosterville	Consolidated
2019 (kozs)	230 - 240	120 - 130	390 - 430	740 - 800
2020 (kozs)	230 - 240	120 - 130	500 - 540	850 - 910
2021 (kozs)	245 - 255	130 - 140	570 - 610	970 - 1,005

(1)	Three-year production guidance does not include any production from the Northern Territory.

(2)	Includes production from the Holt mine, Holloway mine and Taylor mine.

Macassa: Production at Macassa is expected to be similar to the 2018 production level of 240,126 ounces in both 2019 and 2020. Production in 2021 is targeted to increase to 245,000 - 255,000 ounces, with grades averaging approximately 20.0 grams per tonne and mill throughput reaching close to 1,100 tonnes per day. Production at Macassa is targeted to grow significantly starting in 2022 with the scheduled completion of Phase 1 of the #4 Shaft project.

Holt Complex: Production from the Holt mill (including mine production from the Holt and Taylor mines) is expected to increase from the 126,403 ounces produced from Holt mine and Taylor mine in 2018 mainly as a result of a decision to resume operations at Holloway in 2019. Holloway is expected to produce approximately 20,000 ounces in 2019, approximately 30,000 ounces in 2020 and approximately 50,000 ounces in 2021, with some growth in 2021 also expected at Taylor.

Fosterville: The Company announced revised three-year production guidance for Fosterville on February 21, 2019. The revised guidance includes production of 550,000 - 610,000 ounces in each 2019 and 2020 and 570,000 - 610,000 ounces in 2021. The increase in the mine’s three-year production guidance resulted from revisions to the mine plan to achieve greater access to high-grade Swan Zone stopes earlier than previously expected, as well as the impact of incorporating the mine’s Mineral Reserve and Mineral Resource estimates as at December 31, 2018 into Fosterville life of mine plan. The new Mineral Reserve and Mineral Resource estimates include an increase of 1,020,000 ounces in Mineral Reserves and a 34% improvement to the average Mineral Reserve grade. Mineral Reserves at Fosterville at December 31, 2018 total 2.7 million tonnes at an average grade of 31.0 grams per tonne for 2.7 million ounces

Northern Territory: During the first half of 2019, the Company is moving forward with advanced exploration work to evaluate the potential of resuming operations in the Northern Territory of Australia. A decision on resuming operations in the Northern Territory is expected during 2019.

Q4 and Full-Year 2018 Financial Results and Conference Call Details
A conference call to discuss the Q4 and 2018 results will be held by senior management on Friday, February 22, 2019, at 8:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	Friday, February 22, 2019
Conference ID:	9163418
Time:	8:00 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4218
Webcast URL:	https://event.on24.com/wcc/r/1898571/313FC38EDC1EABE00F58EEDDA463D01D

Clarification of Northern Territory December 31, 2017 (Prior Period) Mineral Reserves
The table below provides the Mineral Reserve and Mineral Resource information for the Northern Territory, with the Proven and Probable Mineral Reserve information as at December 31, 2017 (the prior period) corrected from the numbers appearing in the news release entitled, Kirkland Lake Gold Increases 2019 Production Guidance to 920,000 - 1,000,000 Ounces, Fosterville Mineral Reserves Increase 60% to 2.7 million Ounces at 31.0 G/T issued earlier today, February 21, 2018. The Mineral Reserve information for December 31, 2018, and Mineral Resource information for both December 31, 2018 and December 31, 2017 for the Northern Territory was correct in the earlier news release.

	December 31, 2018			December 31, 2017			% Change
Northern Territory	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ounces (000’s)	Gold Grade	Gold Ounces
Mineral Reserves
Proven	33	3.1	3	92	3.5	11	-11	-73
Probable	633	5.1	103	2,710	2.4	205	113	-50
Proven + Probable	666	5.0	107	2,800	2.4	215	108	-50
Mineral Resources	Exclusive of Mineral Reserves			Exclusive of Mineral Reserves
Measured	1,770	4.7	268	1,750	4.7	264	—	2
Indicated	20,400	2.3	1,480	22,400	2.1	1,540	10	-4
Measured + Indicated	22,200	2.5	1,750	24,100	2.3	1,810	9	-3
Inferred	18,100	2.6	1,490	16,300	2.5	1,280	4	16

(1)	As set out in the Company’s press release dated February 20, 2018 and filed on SEDAR.

(2)
See detailed footnotes to the Mineral Reserves and Mineral Resource estimates for the Australian assets set out in the Company’s news releases dated February 21, 2019 and February 20, 2018 as filed on SEDAR.

Qualified Persons
Pierre Rocque, P.Eng., Vice President, Technical Services and Ian Holland, FAusIMM, Vice President, Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 920,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Q4 2018 MD&A for the three months and twelve months ended December 31, 2018 for the Q4 2018 and 2018 non-IFRS reconciliations.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations. The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations less net cash used in investing activities of continuing operations.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold. The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, the impact of discontinued operations and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the Risks and Uncertainties section in the December 31, 2017 Annual Information Form filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2018 and 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com